YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

MAIL − Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DATE, SIGN AND MAIL YOUR PROXY IN THE ENVELOPE PROVIDED AS SOON AS POSSIBLE.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

1. RESOLVED that, as an ordinary resolution, Ming Shu Leung and Jia Lu be appointed as Class I Directors to hold office in accordance with the amended and restated memorandum and articles of association of the Company until the Annual General Meeting to be held in 2022 and until their successors are appointed and duly qualified, or until their earlier resignation or removal.

	FOR	WITHHOLD
1. Ming Shu Leung	☐	☐
2. Jia Lu	☐	☐

(To WITHHOLD for any one director, please indicate by striking a line through such nominee's name)

2. RESOLVED that, as an ordinary resolution, the appointment of Friedman LLP as independent registered public accounting firm for the fiscal year ending December 31, 2020, be approved and ratified.

FOR	AGAINST	ABSTAIN
☐	☐	☐

The proxy holders may also conduct such other business as may properly come before the meeting or any adjournment or postponement thereof.

CONTROL NUMBER

Signature______________________________ **Signature, if held jointly**______________________________ **Date**____________, **2020.**

When signing as attorney, executor, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS REVOCABLE AND SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

PROXY FOR ANNUAL GENERAL MEETING

DECEMBER 26, 2020

KNOW ALL MEN BY THESE PRESENTS, that the undersigned shareholder of **GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED** hereby nominates, constitutes and appoints Bing Zhang and Perry Lu, and each of them (with full power to act alone), true and lawful attorneys, agents and proxies, with power of substitution to each, to attend the Annual General Meeting of said Company to be held at 22F, Block B, Xinhua Technology Building, No. 8 Tuofangying South Road, Jiuxianqiao, Chaoyang District, Beijing, China 100016 on Saturday, December 26, 2020, at 10:00 a.m., local time, and any adjournments thereof, and to vote or otherwise act in respect of all the ordinary shares of said Company that the undersigned shall be entitled to vote, with all powers the undersigned would possess if personally present, upon the following matters:

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES FOR ELECTION OF DIRECTORS, AND FOR PROPOSAL 2.

(Continued and to be marked, dated and signed, on the other side)